Exhibit e(2)

Amendment No. 1 to the Distribution Agreement

This Amendment No. 1 dated as of April 28, 2014 to the Distribution Agreement (the “Amendment”) is entered into by and between BlackRock Variable Series Funds, Inc., a Maryland corporation (the “Corporation”) and BlackRock Investments, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Corporation and the Distributor have entered into a Distribution Agreement dated October 1, 2008 (the “Distribution Agreement”) pursuant to which the Corporation appointed the Distributor to act as the principal underwriter and distributor of certain investment portfolios of the Corporation; and

WHEREAS, the Distribution Agreement provides that the Distribution Agreement may be amended by the parties to the Distribution Agreement only if the amendment is specifically approved by (i) the Board of Directors of the Corporation, or by the vote of a majority of outstanding voting securities of the Funds (as defined in the Distribution Agreement) affected by the amendment, and (ii) a majority of those directors of the Corporation who are not parties to the Distribution Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval; and

WHEREAS, the Board of Directors, including a majority of those directors who are not interested persons of the Corporation, specifically approved the establishment of BlackRock iShares® Alternative Strategies V.I. Fund, BlackRock iShares® Dynamic Allocation V.I. Fund, BlackRock iShares® Dynamic Fixed Income V.I. Fund and BlackRock iShares® Equity Appreciation V.I. Fund (each, a “New Fund”) and the appointment of the Distributor to act as principal underwriter and distributor therefor at an in-person meeting held on February 11, 2014;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Appointment. The Corporation hereby appoints the Distributor to act as principal underwriter and distributor of each New Fund for the period and on the terms set forth in the Distribution Agreement. The Distributor hereby accepts such appointment and agrees to render the services set forth in the Distribution Agreement with respect to each New Fund.

2.	Capitalized Terms. From and after the date hereof, the term “Funds” as used in the Distribution Agreement shall be deemed to include BlackRock iShares® Alternative Strategies V.I. Fund, BlackRock iShares® Dynamic Allocation V.I. Fund, BlackRock iShares® Dynamic Fixed Income V.I. Fund and BlackRock iShares® Equity Appreciation V.I. Fund.

3.	Miscellaneous. Except to the extent supplemented hereby, the Distribution Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as supplemented hereby.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Distribution Agreement to be executed by their officers designated below as of the day and year first above written.

BLACKROCK VARIABLE SERIES FUNDS, INC.
on behalf of
BlackRock iShares® Alternative Strategies V.I. Fund
BlackRock iShares® Dynamic  Allocation V.I. Fund
BlackRock iShares® Dynamic Fixed Income V.I. Fund
BlackRock iShares® Equity Appreciation V.I. Fund

By:	/s/ Benjamin Archibald
	Name:	Benjamin Archibald
	Title:	Secretary

BLACKROCK INVESTMENTS, LLC

By:	/s/ Melissa Walker
	Name:	Melissa Walker
	Title:	Vice President and Assistant Secretary